SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Prudential plc

Application has been made to the Financial Conduct Authority and the London Stock Exchange Plc for a total of 1,500,000 Ordinary shares of 5p each (“shares”) to be admitted to the Official List.

These shares are being reserved under a block listing and will be issued as a result of the exercising of future share options pursuant to the following schemes:

Schemes	Shares
Prudential UK Savings-Related Share Option Scheme	500,000
Prudential International Savings-Related Share Option Scheme	200,000
Prudential International Savings-Related Share Option Scheme for non employees	800,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

Name of contact and telephone number for queries

Emma Abdul, Company Secretarial Assistant, Shareholder Servcies, 020 7548 3931

Name of duly authorised officer of issuer responsible for making notification

Stefan Bort , Deputy Group Secretariat, 020 7548 2115

Date of notification

19 November 2013

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary